

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2022

Nikesh Arora
Chief Executive Officer
Palo Alto Networks, Inc.
3000 Tannery Way
Santa Clara, CA 95054

   Re: Palo Alto Networks, Inc.
    Form 10-K for Fiscal Year Ended July 31, 2021
    File No. 001-35594

Dear Mr. Arora:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Technology

cc: Jose F. Macias